UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 29, 2021

GLOBIS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39786	85-2703418
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7100 W. Camino Real, Suite 302-48 Boca Raton, Florida	33433
(Address of principal executive offices)	(Zip Code)

212-847-3248

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, and one Warrant to acquire one share of Common Stock	GLAQU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	GLAQ	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	GLAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

As previously disclosed, on December 19, 2021, Globis Acquisition Corp., a Delaware corporation (“Globis”), entered into a Securities Purchase Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Globis, Forafric Agro Holdings Limited, a Gibraltar private company limited by shares (“FAHL”), and Lighthouse Capital Limited, a Gibraltar private company limited by shares (the “Seller”).

The Business Combination Agreement provides for the consummation of the following transactions (collectively, the “Business Combination”): (a) Globis will form under the laws of the State of Nevada a wholly-owned subsidiary of Globis (the “Globis Nevada”), change its jurisdiction of incorporation to Nevada by merging with and into Globis Nevada such that Globis Nevada will survive the merger, and Globis Nevada will change its jurisdiction of incorporation by transferring by way of a redomiciliation and domesticating as a Gibraltar public company limited by shares (the “Redomiciliation”) and changing its name to “Forafric Global PLC” (referred to herein as “New Forafric”); and (b) immediately following the effectiveness of the Redomiciliation, New Forafric will acquire 100% of the equity interests in FAHL from the Seller.

PIPE Subscription Agreement

In connection with the proposed Business Combination, on December 31, 2021, Globis entered into a subscription agreement (the “PIPE Subscription Agreement”) with an “accredited investor” (as such term is defined in Rule 501 of Regulation D) (the “PIPE Investor”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investor will purchase ordinary shares of New Forafric in a private placement following the Redomiciliation and prior to the closing of the Business Combination (the “Business Combination Closing”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor will purchase, at a purchase price of $10.50 per share, a number of ordinary shares of New Forafric (the “PIPE Shares”) that will be equal to the lesser of (i) 4.99% of all issued and outstanding ordinary shares, after taking into account the completion of the Business Combination and all ordinary shares issued pursuant to the FAHL Bonds (defined below) and other related subscription agreements, if any, and (ii) 1,904,761 ordinary shares (the “PIPE Investment”); accordingly, the maximum aggregate amount to be paid by the PIPE Investor for the PIPE Shares is approximately $20 million. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Business Combination.

The PIPE Shares are identical to the ordinary shares of New Forafric that will be held by Globis’ public stockholders following the Redomiciliation, except that the PIPE Shares will not be entitled to any redemption rights and will not be registered with the U.S. Securities and Exchange Commission (“SEC”).

The closing of the sale of the PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent with the Business Combination Closing. The PIPE Closing will occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Business Combination. The PIPE Closing will be subject to customary conditions, including:

●	all representations and warranties of Globis and the PIPE Investor contained in the PIPE Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined in the PIPE Subscription Agreement), which representations and warranties shall be true in all respects) at, and as of, the PIPE Closing (except that representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date); and

●	all conditions precedent to the closing of the Business Combination, including the approval by Globis’ stockholders, shall have been satisfied or waived.

The PIPE Subscription Agreement will terminate upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms without the Business Combination having been consummated, (ii) upon the mutual written agreement of each of the parties to the PIPE Subscription Agreement and FAHL, (iii) Globis’ notification to the PIPE Investor in writing that it has, with the prior written consent of FAHL, abandoned its plans to move forward with the Business Combination, (iv) the End Date (as defined in the Business Combination Agreement), if the PIPE Closing has not occurred by such date, (v) at the election of the PIPE Investor, on or after the date that is 180 days after the date of the PIPE Subscription Agreement if the PIPE Closing has not occurred on or prior to such date, or (vi) if any of the conditions to the PIPE Closing are not satisfied or waived, or are not capable of being satisfied, on or prior to the PIPE Closing, as a result thereof, the transactions contemplated by the PIPE Subscription Agreement will not be and are not consummated at the PIPE Closing.

Pursuant to the PIPE Subscription Agreement, Globis also granted the PIPE Investor certain registration rights whereby Globis has agreed to file (at Globis’ sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”) within 30 calendar days after the consummation of the Business Combination. Globis will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective no later than the 60th calendar day following the PIPE Closing (or, in the event the SEC notifies Globis that it will “review” the PIPE Resale Registration Statement, the 120th calendar day following the PIPE Closing).

A copy of the PIPE Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the PIPE Subscription Agreements is qualified in its entirety by reference to the full text of the PIPE Subscription Agreement filed with this Current Report on Form 8-K.

Convertible Bonds Offering

In connection with the proposed Business Combination, between December 31, 2021 and January 3, 2022, affiliates (each a “Bond Investor”) of Up and Up Capital, LLC and Globis SPAC LLC, the sponsors of Globis, subscribed for convertible bonds of FAHL, as issuer (the “Bonds Issuer”), in an aggregate principal amount of $9.5 million (the “FAHL Bonds”) in a private placement, issued pursuant to a Bond Subscription Deed (the “Bond Subscription Deed”), among the Bonds Issuer, the Seller and the Bond Investors. The FAHL Bonds are unsecured obligations of the Bonds Issuer and are not transferable without the consent of the Bonds Issuer (such consent not to be unreasonably withheld). The Bonds Issuer intends to use the proceeds from the sale of the FAHL Bonds for general working capital and/or capital expenditure requirements.

Unless earlier converted or redeemed in accordance with the terms of the FAHL Bonds, the FAHL Bonds will mature and be redeemed on June 15, 2026. Interest shall accrue on the FAHL Bonds at a rate of 6% per annum and the Bond Investors are entitled to certain customary information rights.

Pursuant to the current terms of the FAHL Bonds, upon consummation of the Business Combination, the FAHL Bonds will automatically convert into ordinary shares of New Forafric at at a price per share that is a 10% discount to the PIPE Investment, subject to certain adjustments. The number of ordinary shares will be equal to the quotient that results from dividing the aggregate principal amount of the respective FAHL Bond by $9.45, subject to certain adjustments.

Pursuant to a letter of acknowledgement (the “Acknowledgement”), Globis also granted the Bond Investors certain registration rights whereby Globis has agreed to file (at Globis’ sole cost and expense) a registration statement registering the resale of the ordinary shares issued upon conversion of the FAHL Bonds (the “Bonds Resale Registration Statement”) within 45 calendar days after the Business Combination Closing, if these ordinary shares are not registered in connection with the consummation of the Business Combination. Globis will use its commercially reasonable efforts to have the Bonds Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Copies of the Bond Subscription Deed and Acknowledgement are filed with this Current Report on Form 8-K as Exhibits 10.2 and 10.3 and are incorporated herein by reference. The foregoing description of the Bond Subscription Deed and Acknowledgement are qualified in their entirety by reference to the full text of the Bond Subscription Deed and Acknowledgement filed with this Current Report on Form 8-K.

Amendment No. 4 to Promissory Note with Globis SPAC LLC

As previously disclosed, on January 11, 2021, Globis issued an unsecured convertible promissory note (as amended, the “Note”) to Globis SPAC LLC (the “Lender”), which provides for borrowings from time to time of up to an aggregate of $1,000,000. The Note bears no interest and is due and payable upon the date on which Globis consummates its initial business combination. On April 28, 2021, the Note was amended to terminate the option for the Lender to convert the amount outstanding under the Note into warrants entitling the holder to purchase one share of common stock of Globis at a price of $11.50 per share, subject to adjustment. The Note was further amended on July 19, 2021 and October 13, 2021 to increase the principal amount of the Note to $2,000,000 and then $3,000,000, respectively.

On December 29, 2021, the Note was further amended to increase the principal amount of the Note to $5,000,000. A copy of Amendment No. 4 to the Note is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of Amendment No. 4 to the Note is qualified in its entirety by reference to the full text of Amendment No. 4 to the Note filed with this Current Report on Form 8-K.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the headings “PIPE Subscription Agreement” and “Convertible Bonds Offering” is incorporated by reference herein. The PIPE Shares that may be issued in connection with the Subscription Agreement and the ordinary shares of New Forafric issuable upon automatic conversion of the FAHL Bonds will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Additional Information

In connection with the Business Combination, Globis Nevada, a wholly-owned subsidiary of Globis, intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Globis will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Globis will send to its stockholders in connection with the Business Combination. Investors and security holders of Globis are advised to read, when available, the proxy statement/prospectus in connection with Globis’ solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Globis as of a record date to be established for voting on the Business Combination. stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 7100 W. Camino Real, Suite 302-48, Boca Raton, Florida.

Participants in the Solicitation

Globis, the Seller, FAHL and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Globis’ stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Globis’ directors and officers in Globis’ filings with the SEC, including the Registration Statement to be filed with the SEC by Globis, which will include the proxy statement of Globis for the Business Combination, and such information and names of FAHL’s managers and executive officers will also be in the Registration Statement to be filed with the SEC by Globis, which will include the proxy statement of Globis for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Globis, the Seller and FAHL, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of Globis’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Globis and Seller. These statements are subject to a number of risks and uncertainties regarding Globis’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Globis or FAHL for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Globis and FAHL; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Globis’ stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The Nasdaq Stock Market LLC following the Business Combination; costs related to the Business Combination; and those factors discussed in Globis’ final prospectus relating to its initial public offering, dated December 10, 2020, and other filings with the SEC. There may be additional risks that Globis presently does not know or that Globis currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Globis’ expectations, plans or forecasts of future events and views as of the date of this communication. Globis anticipates that subsequent events and developments will cause Globis’ assessments to change. However, while Globis may elect to update these forward-looking statements at some point in the future, Globis specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Globis’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1†	Subscription Agreement, dated as of December 31, 2021, by and between Globis Acquisition Corp. and the PIPE Investor.
10.2†	Bond Subscription Deed, dated as of December 31, 2021, by and among Forafric Agro Holdings Limited, Lighthouse Capital Limited and the Bond Investors.
10.3	Acknowledgement, dated as of January 2, 2022, executed by Globis Acquisition Corp.
10.4	Amendment No. 4 to Promissory Note, dated as of December 29, 2021, by and between Globis Acquisition Corp. and Globis SPAC LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 4, 2022	GLOBIS ACQUISITION CORP.

	By:	/s/ Paul Packer
	Name:	Paul Packer
	Title:	Chief Executive Officer and Chief Financial Officer